MORGAN GROUP HOLDING CO.
401 Theodore Fremd Avenue
Rye, New York 10580

July 23, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Morgan Group Holding Co.
Registration Statement on Form S-1, initially filed on May 26, 2020, as amended
File No. 333-238702

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Morgan Group Holding Co. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-238702) of the Company, filed with the Securities and Exchange Commission on May 26, 2020, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 10:00 a.m. (Eastern Time) on July 28, 2020, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Michael Zuppone of Paul Hastings LLP, by telephone at (212) 318-6906 or by email at MichaelZuppone@paulhastings.com. The Company hereby authorizes Mr. Zuppone of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely, Morgan Group Holding Co.
	By:	/s/ Joseph L. Fernandez
Joseph L. Fernandez
Executive Vice President-Finance

cc:	Michael Zuppone, Esq. (Paul Hastings LLP) Felicia Yen, Esq. (Paul Hastings LLP)